July 17, 2014

Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tribune Publishing Company
Registration Statement on Form 10
Filed July 17, 2014
File No. 001-36230

Dear Mr. Webb:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Tribune Publishing Company (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m., New York City time, on July 21, 2014, or as soon thereafter as practicable. In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Steven Berns
Steven Berns
Executive Vice President and Chief Executive Officer